Via EDGAR

June 4, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Jessica Barberich
Assistant Chief Accountant
Division of Corporation Finance

Re:	The Goldman Sachs Group, Inc.
Form 10-K for the year ended December 31, 2009 (“Form 10-K”)
Definitive Proxy Statement on Schedule 14A (“Proxy Statement”)
File No. 1-14965

Dear Ms. Barberich:

We are in receipt of the letter, dated May 10, 2010, to David A. Viniar, Chief Financial Officer of The Goldman Sachs Group, Inc. (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filings.  We appreciate the Staff’s review of our Form 10-K and Proxy Statement and look forward to working with the Staff to resolve the Staff’s comments.   For your convenience, we have included the Staff’s comments below, followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors

We face enhanced risks as new business initiatives lead us to transact with a broader array of clients and counterparties…, page 33

1.
Please revise future filings to explain this risk in greater detail.  Briefly describe the business initiatives that create enhanced risks and discuss the actual risks more specifically.  Please provide draft disclosure for us to review.

Response:

We will provide greater detail in our future Annual Reports on Form 10-K.  Set forth below is an illustrative example of what the additional disclosure might have been as of the end of fiscal 2009.  However, as this risk factor refers to new business initiatives, the actual disclosure in our fiscal 2010 Form 10-K may differ from what is set forth below.

“For example, we are increasingly transacting business and investing in new regions, including a wider range of emerging markets. Furthermore, in a number of our businesses, including our trading, investing and merchant banking activities, we directly or indirectly own interests in, or otherwise become affiliated with the ownership and operation of, public services, such as airports, toll roads and shipping ports, as well as power generation facilities, physical commodities and other commodities infrastructure components, both within and outside the United States.  Recent market conditions may lead to an increase in opportunities to acquire distressed assets, and we may determine opportunistically to increase our exposure to these types of assets.”

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

2.
We understand that you have entered into repurchase transactions accounted for as collateralized financings.  To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain to us why.  In future periodic filings we believe the inclusion of the information described above would be useful to investors and should be included.  Please show us your proposed disclosure.

Response:

In future quarters, if there are significant variations between the average level of repurchase agreements and the amounts outstanding at quarter end, we will include an explanation of the variations.  The following is an example of our proposed disclosure:

“Our securities sold under agreements to repurchase, accounted for as collateralized financings, were $153.52 billion and $128.36 billion as of March 2010 and December 2009, respectively, which was 13% higher and 2% lower than the daily average amount of repurchase agreements over the respective quarters.  The level of our repurchase agreements fluctuates between and within periods, primarily driven by our franchise activity of providing clients with access to highly liquid collateral, such as U.S. government, federal agency and investment-grade sovereign obligations, through collateralized financing activities.  The 13% increase in our repurchase agreements as of March 2010 relative to the daily average during the quarter was due to increases in our franchise activity in our matched book at the end of the quarter.”

Identifiable Intangible Assets, page 74

3.
We note your disclosure that in the latter half of 2009, your Designated Market Maker (DMM) business was adversely impacted primarily by the lack of timely market data in the internal order/execution system of the NYSE and to a lesser extent, by lower trading volumes and lower volatility.  We also note based on various press reports that another NYSE designated market maker sold its DMM rights in January 2010.  Please tell us what consideration you gave to reviewing the DMM rights for impairment based on ASC 360-10-35 in light of this adverse change and any available evidence of the market price of similar assets.

Response:

In accordance with the requirements of ASC 360, we assess the recoverability of our DMM rights whenever events or changes in circumstances indicate that the carrying value of the rights may not be recoverable.  As disclosed in our Form 10-K, “Following solid performance during the first half of 2009, in the latter half of 2009, our DMM business was adversely impacted primarily by the lack of timely market data in the internal order/execution system of the NYSE (which, at times, results in DMMs making markets without real-time price information) and to a lesser extent, by lower trading volumes and lower volatility.  In 2010, the NYSE is expected to address this market data issue.”  Given that the business had strong results in the first half of 2009, we did not view the second half of the year as a significant enough history of performance to create the need to test for recoverability, and it was our understanding at the time that the market data issue would be addressed in 2010 and that the temporary performance would not impact the recoverability of our DMM rights or the long-term viability of our business.  However, had we determined that a recoverability test was required, our projected undiscounted cash flows of the business would have been in excess of our carrying value and therefore no impairment would have been recognized.

The Staff has referenced “various press reports that another NYSE designated market maker sold its DMM rights in January 2010.”  Our understanding is that Barclays acquired LaBranche’s DMM business and was asked to divest of approximately one third of the names, which GETCO ultimately purchased shortly thereafter.  We do not know the terms of the GETCO transaction.  However, we understood and disclosed that the fair value of our NYSE DMM rights was significantly below our $420 million carrying value as of December 31, 2009, and has been for an extended period of time.  For this reason, we did not view either transaction as new evidence of a need to test for impairment.  In our Form 10-K we disclosed that “To the extent that there were to be an impairment in the future, it would result in a significant writedown in the carrying value of these DMM rights.”

On May 11, 2010, the NYSE introduced the changes that we were expecting to address the market data issue.  We will continue to monitor the performance of this business throughout the remainder of the year to determine whether an impairment loss is required.

Results of Operations

Net Revenues, page 77

4.
We note that you did not discuss the effects of changes in interest income and interest expense on net interest income and net revenues.  Please show us your disclosure for future filings that includes a discussion of any known trends that have had or that you reasonably expect will have a material favorable or unfavorable impact on net revenues, any material changes in the relationship between interest income and interest expense, and the effect on net interest income of volume and rate changes.  Refer to Item 303(A)(3) of Regulation S-K.

Response:

Net interest is not a meaningful metric used by management in evaluating our business because a majority of the firm’s assets and a significant portion of the firm’s liabilities are carried at fair value, with changes in fair value reflected in noninterest revenues.  In addition, the firm frequently economically hedges interest-earning assets with derivative instruments for which all changes in fair value are recorded in noninterest revenues.  Accordingly, the effects of changes in interest rates are often reflected in noninterest revenues, rather than in interest income and interest expense.  We therefore do not manage net interest income separately, but rather, we manage noninterest revenues and net interest income in the aggregate.

However, in future quarters, we will include a discussion of the changes in net interest income.  The following is an example of our proposed disclosure:

“Our net interest income was $1.42 billion for the first quarter of 2010, a decrease of 26% compared with the first quarter of 2009. The decrease in the first quarter of 2010 was primarily due to lower average trading assets, most notably U.S. government agency obligations, and lower average interest rates on interest-earning assets.”

Equity Capital, page 93

5.
We note your disclosure of Tier 1 capital and leverage ratios, leverage ratio, adjusted leverage ratio, and debt to equity ratio.  Please provide us with an expanded discussion of the uses of these ratios beyond assessing compliance with federal banking regulators’ minimum guidelines.  In your discussion, tell us the reasons for any significant changes in these ratios from period to period and the impact that these changes have had or are expected to have on the company’s operations.  Please show us your disclosure for future filings that includes this discussion.

Response:

We disclose the Tier 1 capital and Tier 1 leverage ratios, the leverage ratio and the debt to equity ratio because they are industry standard measures which are used by regulators, analysts and investors.  We do not use the leverage ratio or the debt to equity ratio in managing our business.  We believe that the adjusted leverage ratio is a more meaningful measure of our capital adequacy than the leverage ratio because it excludes certain low-risk collateralized assets that are generally supported with little or no capital and reflects the tangible equity capital deployed in our businesses.

We believe that it is generally not appropriate to draw significant conclusions from an isolated examination of any one of the ratios; rather, in combination with each other and with other risk metrics (such as the scenario analyses and stress tests that we reference on page 103 of our Form 10-K, and the internal risk-based capital assessment that we reference on page 93 of our Form 10-K), the Tier 1 capital and Tier 1 leverage ratios and the adjusted leverage ratio help us to understand whether the firm is appropriately capitalized.  Likewise, it is seldom the case that any one ratio significantly impacts our business decisions, but in combination they influence our thinking as we consider such matters as the balance sheet, capital and risk limits that we assign to individual businesses, the appropriate size of the firm’s consolidated balance sheet, the issuance or repurchase of shares and the declaration of dividends.  In addition, standardized ratios such as the Tier 1 capital and Tier 1 leverage ratios serve a useful purpose in assessing the adequacy of our capital in comparison with similar financial institutions.

In future quarters, we will include a discussion of the changes in the Tier 1 capital and Tier 1 leverage ratios and the adjusted leverage ratio.  The following is an example of our proposed disclosure:

“Our Tier 1 capital ratio was 15% as of both March 2010 and December 2009.  The growth in our Tier 1 capital during the three months ended March 2010 was offset by an increase in our risk-weighted assets, resulting in no overall change to our Tier 1 capital ratio.   Our Tier 1 leverage ratio increased to 8.1% as of March 2010 from 7.6% as of December 2009.  While our Tier 1 capital increased, our average balance sheet for the quarter grew at a slower pace, resulting in an increase in our Tier 1 leverage ratio. Our adjusted leverage ratio decreased to 7.6x in March 2010 from 7.7x in December 2009 primarily because our tangible equity capital grew at a higher rate than our adjusted assets.  Although total assets increased by 3.7% during the period, this growth was principally comprised of increases in low-risk assets (primarily securities borrowed and securities purchased under agreements to resell), which do not impact our adjusted assets.”

Risk Management, page 101

6.
We note that the Firmwide Risk Committee approves various risk limits.  Please discuss the purpose and function of your risk limits in greater detail.  Explain whether the limits are binding; if limits can be waived, please describe the process for doing so.  Confirm that you will provide comparable disclosure in your future filings.  Also, please tell us what consideration you have given to describing and quantifying specific risk limits that apply to your business.

Response:

We have firmwide risk limits that are designed to set the desired maximum amount of exposure that may be managed by any particular business unit on a day-to-day basis without additional levels of senior management approval.  Their purpose is to assist senior management in controlling the firm’s overall risk profile, while leaving the day-to-day trading decisions to individual desk managers and traders.  Such risk limits are a management tool set at levels to ensure appropriate escalation rather than to establish maximum risk tolerance.  These limits are also designed to distribute risk among various business units in a manner that is consistent with their level of activity, taking into account the relative performance of each area.

Some of the factors that go into calculating risk are not within the control of the relevant desk manager or trader (e.g. volatility) and therefore limits are from time-to-time exceeded as the risk associated with existing positions can change.  When a risk limit may be or has been exceeded, a discussion takes place between the firm’s risk managers and the relevant desk heads, after which either the risk position is reduced or the risk limit is temporarily increased.  Permanent changes in risk limits can only be approved by the Firmwide Risk Committee.  In addition, risk management is a real-time dynamic process and risk limits are frequently changed.

We have considered disclosing the risk limits that apply to our businesses and have concluded that this type of disclosure would not be meaningful and could be misleading.  Risk limits can only be understood in relation to the activities of the particular business and its positions.  Further, risk limits are only one tool that we use to manage our risks.  We do not manage our businesses based simply on one risk measure and we do not believe that disclosing multiple risk limits would be helpful.  Finally, our risk limits are dynamic in nature and change frequently with market conditions and the activities, positions and profitability of the particular business.  As a result, disclosing a risk limit at any single point in time would not provide meaningful information regarding our risk profile.

We would propose to provide greater detail on the purpose and function of our risk limits in our future Annual Reports on Form 10-K.  Set forth below is an illustrative example of what the additional disclosure might have been as of the end of fiscal 2009:

“Our firmwide risk limits are designed to set the desired maximum amount of exposure that may be managed by any particular business unit on a day-to-day basis without additional levels of senior management approval.  Their purpose is to assist senior management in controlling the firm’s overall risk profile, while leaving the day-to-day trading decisions to individual desk managers and traders.  Such risk limits are a management tool set at levels to ensure appropriate escalation rather than to establish maximum risk tolerance.  These limits are also designed to distribute risk among various business units in a manner that is consistent with their level of activity, taking into account the relative performance of each area.

Some of the factors that go into calculating risk are not within the control of the relevant desk manager or trader (e.g. volatility) and therefore limits are from time-to-time exceeded as the risk associated with existing positions can change.  When a risk limit may be or has been exceeded, a discussion takes place between the firm’s risk managers and the relevant desk heads, after which either the risk position is reduced or the risk limit is temporarily increased.  Permanent changes in risk limits can only be approved by the Firmwide Risk Committee.  In addition, risk management is a real-time dynamic process and risk limits are frequently changed.”

Liquidity and Funding Risk

Excess Liquidity, page 113

7.
We note the disclosure of your excess liquidity.  You disclose that the Global Core Excess is comprised of various government securities and bonds, U.S. agency securities, highly liquid U.S. agency mortgage-backed securities, and certain overnight cash deposits.  You also disclose that the Global Core Excess is held at Group Inc. and your major broker-dealer and bank depository institution subsidiaries.  Please show us the disclosure you will include in future filings that will additionally disclose the following:

●	how much of the Global Core Excess relates to each type of asset;
●	the expected surplus or deficiency generated in your liquidity reserves after meeting all funding and regulatory requirements in a stressed environment;
●	how much of the Global Core Excess is held in each entity/set of entities; and
●	the amount of Global Core Excess at the end of each period presented.

Response:

●	how much of the Global Core Excess relates to each type of asset;

In future quarters, we will disclose the Global Core Excess by type of asset.  The following is an example of our proposed disclosure:

“The following table sets forth the average loan value of our Global Core Excess by asset class:

	Three Months Ended	Year Ended
	March 2010	December 2009
	(in millions)
Overnight cash deposits	$20,847	$21,341
Federal funds sold	106	374
U.S. government obligations	89,833	85,702
U.S. agency obligations and highly liquid U.S. agency mortgage-backed obligations	2,162	15,108
French, German, United Kingdom and Japanese government obligations	48,653	43,849
Total	$161,601	$166,374	”

●	the expected surplus or deficiency generated in your liquidity reserves after meeting all funding and regulatory requirements in a stressed environment;

As we disclose on page 113 of our 2009 Form 10-K, our liquidity risk management policy is to maintain substantial excess liquidity to meet potential cash outflows in a stressed environment, and the Global Core Excess in its entirety is intended to allow us to meet immediate obligations without needing to sell other assets or depend on additional funding from credit-sensitive markets.  The size of our Global Core Excess is based on an internal risk model, together with a qualitative assessment of the condition of the financial markets and of the firm, all of which are based on our own evaluations and assessments at a point in time, and are therefore subject to change.  In other words, the entire Global Core Excess is an intentionally maintained surplus for stressed environments.  Our current disclosures regarding our Global Core Excess are consistent with the way it is managed.

●	how much of the Global Core Excess is held in each entity/set of entities;

In future quarters, we will disclose how much of our Global Core Excess is held in each entity/set of entities.  The following is an example of our proposed disclosure:

“The Global Core Excess is held at Group Inc. and our major broker-dealer and bank subsidiaries, as set forth in the table below:

	Average for the Three Months Ended	Average for the Year Ended
	March 2010	December 2009
	(in millions)
Group Inc.	$55,851	$54,660
Major broker-dealer subsidiaries	60,075	70,526
Bank subsidiaries	45,675	41,188
Total	$161,601	$166,374	”

●	the amount of Global Core Excess at the end of each period presented.

In future quarters, we will disclose the amount of Global Core Excess at the end of each period presented.  The following is an example of our proposed disclosure:

“The loan value of the securities (the estimated amount of cash that would be advanced by counterparties against these securities) and certain overnight cash deposits included in our Global Core Excess totaled $159.78 billion and $168.99 billion as of March 2010 and December 2009, respectively.”

Goodwill, page 139

8.
We note that you perform your test for goodwill impairment at the operating segment level, which is a component one level below the firm’s three business segments.  We also note your disclosure in Note 18 on page 208 that certain of the firm’s business lines have been aggregated for segment reporting purposes.  Please tell us how you determined that you did not have any economically dissimilar components below the operating segment level and tell us what consideration you gave to paragraph (a) of ASC 350-20-55-9 when determining your reporting units for purposes of testing goodwill for impairment.

Response:

We test goodwill for impairment at the operating segment level.   We have components of operating segments which meet the definition of a reporting unit under ASC 350-20-35-33 through 38.  We have concluded, however, that these components, which we group largely upon product lines, are economically similar and should be aggregated and deemed a single reporting unit in accordance with ASC 350-20-35-35.  For example, our Equities operating segment, which contains the majority of our goodwill, includes the following businesses which are further described on page 9 of our Form 10-K:  (i) Client Franchise Business; (ii) Principal Strategies; (iii) Exchange-Based Market-Making Activities; and (iv) Insurance Activities.  These components are generally impacted by similar economic factors (most significantly the level and volatility of equity markets and interest rates, as well as various other factors that impact substantially all of our businesses, including global gross domestic product growth; transparency, liquidity and efficiency of the capital markets; the rate of inflation; business and investor confidence; geopolitical conditions; and the level of business earnings).  Within each of these components, we trade equities and equity-related products.  Furthermore, these components are economically interdependent; share assets and resources; utilize a production process that relies principally on financial capital and human capital; and operate in a highly regulated environment.  We therefore believe that we do not have any economically dissimilar components below the operating segment level.

Consolidated Statements of Changes in Shareholders’ Equity, page 127

9.	Please tell us how you determined you were not required to provide an audited statement of owners’ equity for the one month ended December 2008.

Response:

Pursuant to Rule 13a-10(d)(2) under the Securities Exchange Act of 1934, only audited statements of income and cash flows covering the transition period are required when the transition period covers a period of one month or less.  Our transition period was 28 days (November 29, 2008 to December 26, 2008).

Notes to Consolidated Financial Statements

Note 3.  Financial Instruments

Level 3  Financial Assets and Financial Liabilities at Fair Value, page 153

10.
We note that the net transfer of loan portfolio assets out of Level 3 principally reflects the deconsolidation of certain loan portfolios for which the firm did not bear economic exposure.  Please tell us how you determined that the firm did not bear economic exposure to these assets.

Response:

The loan portfolios were owned by variable interest entities (VIEs) in which the firm had equity investments and third-party investors had provided non-recourse debt.  Because the assets held by the VIEs suffered price deterioration which exceeded our invested amount and we had no commitments to provide further support, we did not bear economic exposure to any further price declines.

Note 12.  Other Assets and Other Liabilities, page 189

11.
Please tell us how you have complied with ASC 810.  Tell us how you determined that noncontrolling interests should be classified as a liability in your consolidated statements of financial condition and how you account for net income attributable to owners of the noncontrolling interest.

Response:

ASC 810 specifies that noncontrolling interests shall be reported in the consolidated statements of financial position within equity, separate from the parent’s equity, and that net income or loss shall be attributed to the parent and the noncontrolling interests.  In accordance with ASC 105-10-05-6, “the provisions of the Codification need not be applied to immaterial items.”  Based on immateriality, we have not reclassified noncontrolling interests to equity in our consolidated statements of financial condition and have not reclassified net income attributable to owners of the noncontrolling interest from net revenues to a separate line item in our consolidated statements of earnings.  At December 31, 2009 and November 28, 2008, noncontrolling interests represented less than 0.2% of total liabilities and less than 1.8% of shareholders’ equity.  For our 2009 and 2008 fiscal years, net income attributable to owners of the noncontrolling interests represented less than 0.7% of net revenues and less than 2.4% of net earnings.  We evaluate the materiality of this presentation each period.  If the amounts become material in the future, we will include noncontrolling interests within equity and present net income attributable to owners of the noncontrolling interests separate from the firm’s net income.

Note 7.  Long-Term Borrowings, page 175

12.
We note that your tabular disclosure of unsecured long-term borrowings by maturity date includes the effect of electing the fair value option for certain long-term borrowings.  Please tell us how you determined that it was appropriate to disclose maturities of long-term borrowings net of fair value adjustments.  Please see ASC 470-10-50-1 for reference.  Furthermore, tell us what consideration you gave to disclosing the increase or decrease associated with the fair value option in each year.

Response:

ASC 470-10-50-1 states that “The combined aggregate amount of maturities and sinking fund requirements for all long-term borrowings should be disclosed for each of the five years following the date of the latest balance sheet presented.”  ASC 470-10-50-1 uses the term “aggregate amount of maturities” and not “aggregate amount of contractual principal” so we believe that the purpose of the maturity table is to disclose the maturity dates for the amount of unsecured long-term borrowings shown on the consolidated statement of financial condition.  Thus, it is necessary to use the carrying amount of the items that comprise unsecured long-term borrowings and not their contractual principal amounts or the disclosure would not agree to the consolidated statement of financial condition.

However, we agree that additional disclosures about adjustments made to the carrying amounts of unsecured long-term borrowings would be meaningful.  Accordingly, the unsecured long-term borrowings maturity table on page 55 of our Form 10-Q for the period ended March 31, 2010 included two new footnotes which state:

●
Amount includes an increase of $6.44 billion to the carrying amount of certain of the firm’s unsecured long-term borrowings related to fair value hedges. The amounts related to the carrying value of the firm’s unsecured long-term borrowings associated with fair value hedges by year of maturity are as follows: $71 million in 2011, $520 million in 2012, $730 million in 2013, $710 million in 2014, $322 million in 2015 and $4.08 billion in 2016 and thereafter.

●
The aggregate contractual principal amount of unsecured long-term borrowings (principal and non-principal protected) for which the fair value option was elected exceeded the related fair value by $557 million.

Because we determined that the $557 million was not material compared to our total unsecured long-term borrowings of $180.4 billion, we did not disclose the increase or decrease associated with the fair value option in each year included in our long-term borrowings maturity table.  However, if such amount becomes material in the future, we will disclose the amount attributable to each year in future filings.

Note 8.  Commitments, Contingencies and Guarantees, page 178

13.
We note the disclosure of your commitments on page 178 as well as your disclosure on page 29 which states that you have provided financial support to certain of your investment products in difficult market circumstances.  You also state that, at your discretion, you may decide to do so in the future for reputational or business reasons including through equity investments or cash infusions.  Please tell us the current financial status of these products/funds, how much financial support you have provided to them on a voluntary basis, and your expectations to provide additional support in the future.  Please address funds in which you have an investment separately from funds for which you act solely as fund manager.

Response:

We have extended credit to certain of our investment funds that we manage and invest in, as described below:

●
Certain of our merchant banking funds have access to credit through non-binding credit arrangements, under which any decision to lend is entirely within our discretion.  In connection with these arrangements, we had $245 million of loans outstanding as of April 30, 2010, payable on demand, to two of our real estate merchant banking funds, which have experienced a significant reduction in capital and liquidity due to the decline in real estate values.  These loans are senior in the capital structure and we account for them at fair value.

●
We have also extended $228 million of available credit to certain of our merchant banking funds under binding credit arrangements, of which $70 million was drawn as of April 30, 2010.  These loans are senior in the capital structure and we account for the credit facility at fair value.

In addition, in 2008, we made a voluntary and irrevocable capital infusion of $100 million to one of our money market funds that we manage, which we recorded as a loss in our consolidated statement of earnings.  This action was taken to ensure that the fund maintained the highest credit rating possible during a period in which the credit markets endured extremely volatile market conditions.  As of April 30, 2010, we separately had an investment in this fund with a fair value of $179 million.

In addition, in 2007, we invested $2.26 billion of equity in one of our equity long/short quantitative strategy funds that we manage.  We made this investment alongside third-party investors, at net asset value in extremely difficult market conditions.  We believed the values that the market was assigning to the fund’s underlying assets represented a discount that was not supported by the fundamentals.  As of April 30, 2010, we had redeemed substantially all of our investment at a then current net asset value of $2.33 billion, and hold a remaining equity investment with a current market value of $10 million.  We account for our investment in this fund at fair value, based on the underlying net asset value.

Although we currently have no plans to provide support beyond the transactions noted above, it is possible that we may choose to provide additional support in the form of loans, guarantees or other financial assistance to our funds in the future if circumstances lead us to conclude that such measures are advisable.

Note 18.  Business Segments, page 208

14.
You disclose that certain of your business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas; (i) the nature of the services they provide, (ii) their methods of distribution, (iii) the types of clients they serve, and (iv) the regulatory environments in which they operate.  Especially in light of changes in the economic environment, please tell us what consideration you gave to your previous conclusion to aggregate these operating segments based on ASC 280-10-50-11.  Specifically discuss if you still expect the various business lines to have the same future prospects; tell us if the long-term average gross margins of the aggregated operating segments are still expected to be the same.

Response:

We aggregate our seven operating segments (i.e. Financial Advisory; Underwriting; Fixed Income, Currencies and Commodities (FICC); Equities; Principal Investments; Asset Management; Securities Services) into three reportable business segments (i.e. Investment Banking; Trading and Principal Investments; Asset Management and Securities Services) in accordance with ASC 280-10-50-11.  Pages 5 to 13 of our Form 10-K describe the primary products and activities of our business lines and reportable segments, including the nature of our products and services and the types of clients for our products and services and demonstrate how the business lines in our reportable segments have similar economic characteristics and are similar with respect to (i) the nature of the services provided, (ii) their methods of distribution, (iii) the types of clients they serve and (iv) the regulatory environments in which they operate.

Although the economic environment has changed over the last several years, such changes have not changed our previous conclusion to aggregate our operating segments.  We continue to believe that the operating segments within each reportable segment exhibit similar economic characteristics, as described in more detail below:

●
Investment Banking: Similar economic factors, including general economic and market conditions, geopolitical factors, and investor and CEO confidence, impact both businesses within our Investment Banking segment.  This is consistent with our discussion of risk factors impacting these businesses on page 29 of our 2009 Form 10-K.

●
Trading and Principal Investments: As discussed in “Risk Factors” in our 2009 Form 10-K, our trading and investing businesses are highly dependent upon conditions in the global financial markets and economic conditions generally, including global gross domestic product growth; transparency, liquidity and efficiency of the capital markets; the rate of inflation; interest rates or exchange rate volatility; business and investor confidence; the availability of or increases in the cost of credit and capital; geopolitical conditions; and the level of corporate earnings.  During 2008 and through early 2009, declines in asset values, the lack of liquidity, disruptions in the credit markets (including reduced access to credit and higher costs of obtaining credit), general uncertainty about economic and market activities and a lack of consumer, investor and CEO confidence negatively impacted businesses in our FICC, Equities and Principal Investments operating segments.

●
Asset Management and Securities Services:  In each of the businesses within our Asset Management and Securities Services segment, we generate revenues in the form of fees or financing spreads by providing services related to managing, servicing and financing client portfolios and balances.  The performance of both of these businesses is highly dependent upon the overall health of the financial markets, and financial needs and level of activity of their overlapping client base (which includes institutional clients such as hedge funds, mutual funds, pension funds and foundations, as well as high-net-worth individuals).

With regard to your specific question on gross margins, we note that our allocation of expenses to our segments is done at the reportable segment level, and that we do not allocate expenses to our operating segments even for internal management reporting purposes.  Thus, while we believe that each of our aggregated operating segments have similar economic characteristics as described above, we do not evaluate gross margins at the operating segment level.

We will continue to re-evaluate our segment classification as the business and/or regulatory environment evolves.

Definitive Proxy Statement filed April 7, 2010

Compensation Discussion and Analysis

Risk, page 18

15.
We note that your CRO has concluded your firmwide year-end discretionary compensation program is designed not to encourage excessive risk taking.  We also note the disclosure regarding a detailed review of your compensation policies and practices by the Federal Reserve Board.  Taking into consideration any discussions you have had with the Federal Reserve Board or other regulators, please tell us whether you continue to believe that risks arising from your compensation policies and practices for employees are not reasonably likely to have a material adverse effect on you.

Response:

We continue to believe that risks arising from our compensation policies and practices for employees are not reasonably likely to have a material adverse effect on us.

*           *           *

The Company hereby acknowledges that:  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Proxy Statement; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or Proxy Statement; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

Please feel free to call me (212-902-5675) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Sarah E. Smith
Sarah E. Smith
Principal Accounting Officer

cc:	David A. Viniar, Chief Financial Officer (Principal Financial Officer)
(The Goldman Sachs Group, Inc.)